August 12, 2025

Adam Ferrari
Chief Executive Officer
Phoenix Energy One, LLC
18575 Jamboree Road
Suite 830
Irvine, California 92612

       Re: Phoenix Energy One, LLC
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed August 1, 2025
           File No. 024-12634
Dear Adam Ferrari:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 28, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
General

1. We note your response to prior comment 2 and reissue in part. We note that the cover of your offering circular indicates that this is a best-efforts offering; however, we note the following disclosures:
              [i]f the Preferred Shares are not approved for listing on NYSE
American, we will
           not complete this offering    on your cover page;
              after giving effect to this offering we expect to meet the minimum initial and
           continued listing standards set forth in NYSE American listing
standards,    on
           page 55;
 August 12, 2025
Page 2

                [s]ubject to the listing standards of NYSE American, there is no minimum number or amount of Preferred Shares that we must sell in order to conduct a
           closing in this offering    on page 14; and
             [t]here is no minimum number of shares of Preferred Shares that we must sell in
           order to conduct a closing in this offering    on page 197. Please
revise your
           disclosures to be consistent and clarify whether the consummation of this offering is conditioned upon the sale of a specific number of securities, sales, or purchasers.
      If the offering is so conditioned, please advise as to how your offering complies with each of Rule 10b-9 and 15c2-4 of the Exchange Act, if applicable, and revise your disclosure as appropriate.
2. Disclosure in your Form 1-K for the year ended December 31, 2024 indicates, in part,
      that    Estimates of probable reserves, and the future cash flows related to such
      estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves, and the future cash flows related to such estimates.

      However, the graphic on slide 24 from your June 19, 2025 investor presentation includes a prominent presentation of combined values for proved and probable
      reserves as of the years ended December 31, 2023 and December 31, 2024 and the quarter ended March 31, 2025. Similarly, the related transcript, beginning with the
      sentence    It's a quasi-way of determining how much our assets are worth
  , includes
      extensive discussion of combined values for proved and probable reserves.

      Explain to us how the inclusion in your investor presentation slide deck of combined values for proved and probable reserves, and the discussion in the related transcript, is consistent with the disclosure from your 1-K.
3. Disclosure in your Form 1-K for the year ended December 31, 2024 also indicates, in
      part, that    The probable reserves disclosed herein have been quantified using
      deterministic methods and, when combined with proved reserves, have at least a 50%
      probability that actual quantities recovered will equal or exceed the proved plus probable reserves estimates in accordance with Rule 4-10(a)(18) of Regulation S-
      X. The probable reserves are adjacent to quantifiable proved reserves but where data control is present but is less certain.

      Separately, the transcript from your June 19, 2025 investor presentation indicates that
         Probable to us is not that there might be reserves there. There's almost certainly reserves there.
 August 12, 2025
Page 3

      Explain to us how the statement in the transcript that    there   s
almost certainly
      reserves there    is consistent with the disclosure in your 1-K regarding
the uncertainty
      of probable reserves.
      Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-
3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ross McAloon, Esq., of Latham & Watkins LLP